Exhibit 99.1

NATURE WOOD GROUP LIMITED AND ITS SUBSIDIARIES
UNAUDITED PROFORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF MAY 31, 2025

(In U.S. dollars)

	Nature Wood Group Limited and Subsidiaries	Manufacturing Segment Disposition	Pro Forma Consolidated

ASSETS

Non-current assets
Property, plant and equipment, net	3,399,254	(1,552,100)	1,847,154
Right-of-use assets, net	549,688	(427,688)	122,000
Intangible assets, net	11,498,344	(11,498,344)	-
Total non-current assets	15,447,286	(13,478,132)	1,969,154

Current assets
Inventories	4,819,611	-	4,819,611
Prepayments	8,284,237	(983,562)	7,300,675
Trade and other receivables, net	3,809,473	(1,686,071)	2,123,402
Prepaid income tax	337,661	(264,971)	72,690
Amounts due from Disposal Group	-	-	5,398,126
Restricted bank deposits	472,682	-	472,682
Cash and bank balances	193,355	-	193,355
Total current assets	17,917,019	(2,934,604)	20,380,541

Total assets	33,364,305	(16,412,736)	22,349,695

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	3,043,927	(1,049,376)	1,994,551
Contract liabilities	2,015,588	(18,407)	1,997,181
Bank borrowings	7,230,823	(779,785)	6,451,038
Other borrowings	1,188,400	-	1,188,400
Amounts due to remaining Group	-	(5,398,126)	-
Amounts due to an ultimate beneficial shareholder	2,629,369	(2,690,698)	(61,329)
Lease liabilities	121,335	(81,176)	40,159
Total current liabilities	16,229,442	(10,017,568)	11,610,000

Net current assets	1,687,577	7,082,964	8,770,541

Non-current liabilities
Amounts due to an ultimate beneficial shareholder	12,300,493	(12,300,493)	-
Lease liabilities	462,110	(371,406)	90,704
Total non-current liabilities	12,762,603	(12,671,899)	90,704

Total liabilities	28,992,045	(22,689,467)	11,700,704

Capital and reserves
Share capital	132,425	(12,809)	119,616
Capital reserves	30,052,790	-	30,052,790
Accumulated comprehensive losses	(25,812,955)	6,289,540	(19,523,415)
Total equity	4,372,260	6,276,731	10,648,991

Total liabilities and equity	33,364,305	(16,412,736)	22,349,695

NATURE WOOD GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED PROFORMA CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2024

(In U.S. dollars)

	Nature Wood Group Limited and Subsidiaries	Manufacturing Segment Disposition	Note	Pro Forma Adjustments	Pro Forma Consolidated

Revenue	21,539,347	(5,536,851)		-	16,002,496
Cost of revenue	(16,282,109)	5,380,635	(a)	(947,547)	(11,849,021)
Gross profit	5,257,238	(156,216)		(947,547)	4,153,475
Net foreign exchange losses	(226,656)	(23,689)		-	(250,345)
Other income, net	492,700	(502,951)		-	(10,251)
Impairment loss recognized on property, plant and equipment	(794,986)	794,986	(b)	(794,986)	(794,986)
Impairment loss recognized on intangible assets	(3,643,422)	3,643,422		-	-
Selling and distribution expenses	(3,643,587)	399,269		-	(3,244,318)
Administrative expenses	(5,319,384)	3,126,960	(c)	(972,213)	(3,164,637)
Finance income	13,361	-		-	13,361
Finance costs	(937,308)	231,954		-	(705,354)
Loss before income tax	(8,802,044)	7,513,735		(2,714,746)	(4,003,055)
Income tax credits	73,515	7,568		-	81,083
Loss for the year	(8,728,529)	7,521,303		(2,714,746)	(3,921,972)
Other comprehensive loss:
Exchange difference arising from translation of foreign operations	(345,067)	121,289		-	(223,778)
Other comprehensive loss	(345,067)	121,289		-	(223,778)
Total comprehensive loss for the year	(9,073,596)	7,642,592		(2,714,746)	(4,145,750)

NOTE 1 –INTRODUCTION

On June 30, 2025, Nature Wood Group Limited (the “Company”) entered into a sale and purchase agreement (“Disposition”) with Bright Sunrise Limited (the “Purchaser”). Pursuant to the Disposition, the Purchaser agreed to purchase Peru Forestry Management Co., Limited (“ PFM”), a wholly owned subsidiary of the Company, for cash consideration of USD1 (the “Purchase Price”). Upon closing of the transaction contemplated by the Disposition, the Company will no longer have control over PFM. We refer to the foregoing transactions contemplated by the sale and purchase agreement collectively as the “Transaction”.

Basis of Presentation

The unaudited pro forma consolidated financial statements were prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth to in the notes to the unaudited pro forma financial statements. The unaudited pro forma profit & loss statement and other comprehensive income for the year ended December 31, 2024 presented below are derived from the historical financial statements of the Company, adjusted to give effect to the Transaction. The unaudited pro forma financial statements should be read in conjunction with the accompanying notes and the respective history financial information from which it was derived, including:

(1)	The historical financial statements and the accompanying notes of the Company as of and for the five months ended May 31, 2025.

(2)	The historical financial statements and the accompanying notes of the Company as of and for the year ended December 31, 2024, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on May 1, 2025.

The unaudited pro forma consolidated statement of financial position as of May 31, 2025 gives effect to the Transaction as if it had occurred on May 31, 2025. The unaudited pro forma consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2024 gives effect to the Transaction as if occurred on January 1, 2024 and carried forward through the twelve months ended Dec 31, 2024.

The pro forma adjustments are preliminary and have been made solely for informational purposes. The unaudited pro forma consolidated financial statements are not intended to represent and does not purport to be indicative of what the combined financial condition or results of operations of the Company would have been had the Transaction been completed on the applicable dates. In addition, the pro forma financial statements do not purport to project the future financial condition and results of operations of the Company. In the opinion of management, all necessary adjustments to the unaudited pro forma consolidated financial statements have been made.

NOTE 2 – PRO FORMA RECLASSIFICATION AND ADJUSTMENTS

The historical consolidated financial statements have been adjusted in the unaudited pro forma consolidated financial statements, as detailed below, to give effect to pro forma events that are: (i) directly attributable to the Disposition, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the disposal results of Disposition. The unaudited pro forma consolidated financial statements do not reflect the non-recurring cost of any integration activities or benefits from the Disposition including potential synergies that may be generated in future periods.

The unaudited pro forma consolidated statement of financial position as of December 31, 2024 reflects the following transaction accounting adjustments related to the Disposition:

(a)	The removal of write-down of inventories under Manufacturing Segment from the historical information presented which was not included in the Disposition.

(b)	The removal of impairment loss recognised on property, plant and equipment under Manufacturing Segment from the historical information presented which was not included in the Disposition.

(c)	The removal of impairment of prepayments under Manufacturing Segment from the historical information presented which was not included in the Disposition.